MEMORANDUM

TO:	Mary A. Cole
FROM:	Jillian L. Bosmann
DATE:	February 29, 2012
RE:	Partners Group Private Equity, LLC (811-22210)
Partners Group Private Equity (TEI), LLC (811-22379)
Partners Group Private Equity (Institutional), LLC (811-22240)
Partners Group Private Equity (Institutional TEI), LLC (811-22443)
(collectively, the “Funds”)

This memorandum summarizes the comments received from you on February 7, 2012 on post-effective amendments filed for the above-referenced Funds and the Funds’ responses.

1.
Comment:  Under “Summary – Principal Investment Objectives and Strategies,” it states that the Master Fund will invest in private equity vehicles.  Please note in response to this comment whether the Master Fund may invest in only 3(c)(1) funds or whether it could also invest in 3(c)(7) funds.

Response:  The Master Fund may invest in 3(c)(1) and 3(c)(7) funds.

2.
Comment:  Under “Summary – Principal Investment Objectives and Strategies,” it states that the Investment Management Fee may be calculated in part based on the Master Fund’s commitments.  Please explain supplementally what is meant by commitments.  Note whether they may be made with anticipated funds or may only involve current assets.

Response:  Investors in private equity funds, such as the Master Fund, typically make an commitment to the private equity fund, which is then paid over the term of the fund.  As disclosed under “Investment Policies” in the private placement memorandums, the Adviser of the Master Fund may make investments and commitments based, in part, on anticipated future distributions from investments.  The Adviser also takes other anticipated cash flows into account, such as those relating to new subscriptions, the tender of Units by investors and any distributions made to investors.

3.
Comment:  Please revise the table under “Summary of Fund Expenses” to conform with the format of Item 3 of Form N-2.  Please also confirm that the Master Fund’s investments in any 3(c)(1) and 3(c)(7) funds are included in the line item “Acquired Fund (Portfolio Fund) Fees and Expenses.”

Response:  The Funds will revise the table under “Summary of Fund Expenses” to substantially conform with the format of Item 3 of Form N-2 the next time the private placement memorandums are updated.  The Funds confirm that the Master Fund’s investments in any 3(c)(1) and 3(c)(7) funds are included in the line item “Acquired Fund (Portfolio Fund) Fees and Expenses” as required by Form N-2.

4.
Comment:  Under footnote six to the table under “Summary of Fund Expenses,” it states that the Adviser may terminate the expense limitation agreement at any time that the Fund would not exceed the expense limit without giving effect to any waiver.  Please state why the Funds believe this agreement meets the requirement under Form N-1A, Item 3, Instruction 3(e) that any such agreement must reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement in order to be included in the fee table.

Response:  The Funds disclose the material terms of the expense limitation agreement in a footnote to the table, but do not include the effects of the expense limitation agreement in the fee table itself.  Under Form N-1A, such disclosure would not be permitted in the summary section because General Instruction C.3(b) provides:  “Items 2 through 8 may not include disclosure other than that required or permitted by those Items.”  Conversely, General Instruction #2 to Form N-2 provides:  “The prospectus or the SAI may contain more information than called for by this form, provided the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information.”

5.
Comment:  Under “General Risks – Valuations Subject to Adjustment” it states that:  “The valuations reported by the Portfolio Fund Managers, based upon which the Master Fund determines its month-end net asset value and the net asset value of each Master Fund Interest, including the Fund’s Master Fund Interest, may be subject to later adjustment or revision.”  Please confirm that the Funds’ valuation process reflects the Boards of Managers’ duty to review valuation.

Response:  The Boards of Managers have approved valuation procedures for the Funds.  Such procedures reflect the Boards’ duty to review valuation.

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